Exhibit 99


The common stock options are awarded for services rendered to the Issuer by the Reporting Person in his capacity as a director of the Issuer. The common stock options will vest quarterly over a three year period, commencing three months after July 29, 2005, so that 28,750 options will vest every three months. All the common stock options will vest automatically upon a change in control of the Issuer. The common stock options are exercisable for three years after the date of vesting.